UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

Certificate is filed by Exelon Corporation and PECO Energy Company (PECO).

This certificate provides notice that the above companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): First and Refunding Mortgage Bonds issued by PECO Energy Company.

2. Issue, renewal or guaranty:  Refinancing.

3. Principal amount of each security:  $250,000,000.

4. Rate of interest per annum of each security:  5.95%.

5. Date of issue, renewal or guaranty of each security:  November 1, 2001.

6. If renewal of security, give date of original issue:  November 1, 1993

7. Date of maturity of each security (in the case of demand notes, indicate demand): November 1, 2011.

8. Name of the person to whom each security was issued, renewed or guaranteed:
    Various.

9. Collateral given with each security:  First mortgage.

10. Consideration given for each security: Cash.

11. Application of proceeds for each security: The net proceeds from the refinancing will be used to repay $250 million aggregate principal amount of the First and Refunding Mortgage Bonds, 5 3/8% Series due November 1, 2001.



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12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6(a) because of
a. the provisions contained in the first sentence of section 6(b): [ ]
b. the provisions contained in the fourth sentence 6(b): [ ]
c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6(a) by virtue of the first sentence of section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6(a) because of the fourth sentence of section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52(a).

                      Exelon Corporation




                      By:/s/ J. Barry Mitchell
                      ------------------------
                      Vice President and Corporate Treasurer











                      PECO Energy Company





                      By:/s/ J. Barry Mitchell
                      ------------------------
                      Vice President and Corporate Treasurer


                      Dated March 26, 2002



                                  End of Filing